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                           Filed by Carey Institutional Properties Incorporated
              Pursuant to Rule 425 under the Securities Act of 1933, as amended
                   Subject Company: Carey Institutional Properties Incorporated
                                   Subject Company Commission File No.: 0-20016

         [Carey Institutional Properties Incorporated letterhead]

                                    June 2004

Dear Financial Advisor,

     We are pleased to announce that the Board of Directors of CIP(R) recently approved a plan that offers CIP(R) shareholders liquidity options on their investment.

     Under the plan, for each of your clients' CIP(R) shares, they will receive a special cash distribution of $3.00 per share and, in addition, the choice of either another $10.90 in cash or 1.09 shares of Corporate Property Associates 15 Incorporated (CPA(R):15), a CIP(R) affiliated REIT. The terms of this liquidity plan call for CPA(R):15 to acquire the properties with long-term leases, averaging 12 years, while their mutual advisor, W. P. Carey & Co. LLC, will acquire the remaining portion of CIP(R)'s portfolio, those with lease terms that expire before May of 2011, for cash.

     As you know, all of CIP(R)'s properties have been appraised annually since 1995. The prices to be paid under this plan are based on the appraisal done by an independent third party appraiser. We believe this transaction offers an excellent opportunity for CIP(R)'s investors seeking liquidity as well as an alternative for those investors who would like to continue to be invested in a Carey managed entity while deferring the tax consequences associated with liquidation.

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     We are proud of CIP(R)'s success over the years and hope that you and your clients have been pleased with the investment, which since its inception has:

     o Increased its dividend every quarter, resulting in the total distribution of $9.98 per share. (The annual yield, based on an original investment of $10 per share, started at 7.10% and rose to 8.58%); and

     o Experienced a 39% increase in its net asset value (NAV), increasing from $10.00 to $13.90 per share.

     We believe this liquidation plan meets the Board's goal of providing CIP(R)'s investors with a choice to either immediately realize their investment returns or remain a part of the W. P. Carey family. THIS NOTICE DOES NOT CONSTITUTE AN OFFER OF ANY OF CPA(R):15'S SECURITIES. ONCE THE SECURITIES AND EXCHANGE COMMISSION HAS FINISHED REVIEWING OUR PROXY/REGISTRATION STATEMENT, YOU AND YOUR CLIENTS WILL RECEIVE ADDITIONAL DETAILS ON THE LIQUIDATION PLAN. WE ENCOURAGE YOU AND YOUR CLIENTS TO CAREFULLY REVIEW THE MERGER MATERIALS WHEN YOU RECEIVE THEM.

     This plan is subject to shareholder approval at a special shareholder meeting that will be scheduled once our regulatory filings have been approved. If you have any initial questions or would like a copy of our regulatory filings, please contact our Investor Relations Department at 1-800-WP CAREY, by e-mail at CIP@wpcarey.com or visit us online at www.careyinstitutional.com. Our filings are also available for free at the Securities and Exchange Commission's website at http://www.sec.gov/edgar/searchedgar/companysearch.html.

     On behalf of the entire CIP(R) family, we wish you and your family the very best and hope that you have a safe and enjoyable summer.

     Most sincerely,

                               With best regards,

     /s/ Wm. Polk Carey         /s/ Gordon F. DuGan         /s/ Edward V. LaPuma
     Wm. Polk Carey             Gordon F. DuGan             Edward V. LaPuma
     Chairman                   Vice Chairman               President


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